UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                            Fort Bend Holding Corp.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  346824-10-5
                                (CUSIP Number)

                               George B. Harrop
                        10190 Old Katy Road, Suite 350
                             Houston, Texas 77043
                                (713) 984-1422
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 4, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                         SCHEDULE 13D
CUSIP NO. 346824-10-5                                          PAGE 2 OF 5 PAGES
---------------------                                          -----------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           George B. Harrop
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *            (a) [ ]
                                                                         (b) [ ]
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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS *

                PF, OO, BK
--------------------------------------------------------------------------------

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(E)                                                [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
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                  7     SOLE VOTING POWER
NUMBER OF
SHARES                       45,062(1)
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY EACH    8  SHARED VOTING POWER
REPORTING
PERSON WITH              39,722(2)
                 ---------------------------------------------------------------
                 9  SOLE DISPOSITIVE POWER

                         45,062(1)
                 ---------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                         39,722(2)
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                84,784(1), (2)
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES *                                                          [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                9.77%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON *
                IN
--------------------------------------------------------------------------------
--------
      (1) Includes 12,962 shares to be acquired upon conversion of presently convertible subordinated debentures.

      (2) These shares are held jointly by George B. Harrop and his wife and include 34,722 shares to be acquired upon conversion of presently convertible subordinated debentures.

                                 SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

      This amendment is filed with respect to shares of common stock, par value $.01 per share (the "Common Stock"), of Fort Bend Holding Corp. (the "Issuer"). The address of the Issuer's principal executive offices is 3400 Avenue H, Rosenberg, Texas 77471.

ITEM 2.  IDENTITY AND BACKGROUND.

      As previously reported, George B. Harrop is an individual whose business address is 10190 Old Katy Road, Suite 350, Houston, Texas 77043. Mr. Harrop is President of Harrop Construction Company, Inc. and is a United States citizen. He has not, during the past five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation which respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      This amendment reflects an increase of 11,574 shares (the "New Shares") in George B. Harrop's holdings of the Issuer's Common Stock. Mr. Harrop's holdings in the Common Stock now total 84,784 shares, which include 47,684 shares to be acquired upon conversion of his holdings in the Issuer's 8% Convertible Subordinated Debentures due December 1, 2005 (the "Debentures"). The New Shares consist of shares to be acquired upon conversion of the Debentures, and were purchased on March 4, 1997, by Mr. Harrop for an aggregate purchase price of $283,222, including accrued interest and brokerage commissions. Mr. Harrop paid this purchase price with personal funds.

ITEM 4.  PURPOSE OF THE TRANSACTION.

      Mr. Harrop acquired the New Shares, in combination with his existing holdings, with a view to holding a substantial ownership interest in the Issuer. Mr. Harrop may acquire additional shares of the Issuer's Common Stock, subject to certain required regulatory filings. As previously reported, he has requested that the Issuer consider granting him representation on its Board of Directors. Although Mr. Harrop does not have any specific plans or proposals regarding the Issuer in his capacity as a shareholder, he will continue to evaluate all alternatives with respect to his investment in the Issuer.

      Except as stated above, Mr. Harrop does not have any plans or proposals of the type referred to in clause (a) through (j) of Item 4 of Schedule 13D, although he reserves the right to do so in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      Mr. Harrop's acquisition of the New Shares has increased his beneficial ownership of the Issuer's Common Stock to 9.77% . His present holdings total 84,784 shares, which include 47,684 shares to be acquired upon conversion of the Debentures. There has been no change in the voting and dispositive power for Mr. Harrop's previously reported beneficial ownership of the Issuer's Common Stock. Mr. Harrop will have sole voting and dispositive power for the 11,574 shares to be acquired upon conversion of the Debentures purchased on March 4, 1997, for $283,222 cash. The Debentures are convertible at any time prior to maturity at the rate of 46.296 shares of Common Stock for each $1,000 of principal or $21.60 per share, and may be redeemed at the option of the Issuer, in whole or in part, at any time on or after December 1, 1998.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Not applicable.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Not applicable.

                            [SIGNATURE PAGE FOLLOWS]

                                                                     Page 5 of 5
                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 1997

                                          /s/ G.B. HARROP
                                              G. B. Harrop